UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 6-K/A

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of     June    , 2003
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Commission File Number:  001-13196
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                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]           Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      Desc, S.A. de C.V.
                                            ------------------------------------
                                                         (Registrant)


Date: June 18, 2003                         By /s/ Arturo D'Acosta Ruiz
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                                                         (Signature)

                                            Name: Arturo D'Acosta Ruiz
                                            Title: Chief Financial Officer

           This Form 6-K/A amends the Registrant's Form 6-K filed with the Securities and Exchange Commission on May 29, 2003 to include the Audit Committee's Letter to the Registrant's Board of Directors and the Report of the Registrant's Examiner, which were inadvertently omitted from the original 6-K filing.


The following is included in this report on Form 6-K/A:


                                                               Sequential
          Item                                                 Page Number
          ----                                                 -----------

1.        Audit Committee's Letter to the Registrant's
          Board of Directors                                       4

2.        Report of the Registrant's Examiner                      6
















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